Exhibit 99.6

NEWS RELEASE

January 30, 2007
Shares Issued and Outstanding: 55,575,715
TSX: MPV
AMEX: MDM

Mountain Province Diamonds Welcomes Announcement by De Beers Canada
Reduction in Gahcho Kue Capital Budget

Toronto and New York, January 30, 2007 - Mountain Province Diamonds Inc (the “Company”) today welcomed the announcement by De Beers Canada Inc (“De Beers”) that it anticipates a reduction of up to C$200 million in the capital required for the development of the Gahcho Kue diamond mine. The Gahcho Kue project is a joint venture between Mountain Province Diamonds (44.1 percent), De Beers (51 percent) and Camphor Ventures Inc (4.9 percent).

Speaking yesterday at the Mineral Exploration Roundup conference in Vancouver, De Beers Canada CEO Jim Gowans announced that “we can see the (capital costs) drop considerably”. A June 2005 pre-feasibility study estimated the capital costs for the construction of the Gahcho Kue mine at C$825 million (unescalated) or C$960 million (escalated). On October 5, 2006 the Company announced that De Beers (the operator of the Gahcho Kue project) was reviewing the 2005 pre-feasibility study with a view to reducing capital and operating costs. Although this review is still underway, preliminary indications are that the capital costs could be reduced to approximately C$720 million. The review is expected to be completed during the second quarter of 2007 when details will be released.

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Located in Canada’s Northwest Territories, Gahcho Kué is the largest new diamond mine under development globally. The project consists of a cluster of three primary kimberlites with an indicated resource of approximately 14.4 million tonnes grading at 1.64 carats per tonne (approximately 23.6 million carats) and an inferred resource of approximately 17 million tonnes grading at 1.35 carats per tonne (approximately 22.9 million carats). Gahcho Kué is currently in the permitting and advanced exploration stage of development. At full production the Gahcho Kué diamond mine is expected to produce approximately 3 million carats a year over 15 years.

Qualified Person
This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements
This news release may contain forward-looking statements, within the meaning of the “safe-harbor” provision of the Private Securities Litigation Reform Act of 1995, regarding Mountain Province’s business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of Mountain Province.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Mountain Province Diamonds Inc.
Patrick Evans, President and CEO
Tel: 416-361-3562